CONNECTICUT OFFICE

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

TANZANIAN GOLD UPDATE ON REQUEST FOR PROPOSAL FOR MINING PROCESS

FOR IMMEDIATE RELEASE

February 5, 2020

TORONTO, February 5,  2020, (GLOBENEWSWIRE) - Tanzanian Gold Corporation, (TSX:TNX) (NYSE American:TRX) (the “Company”) is pleased to announce that it has advertised, issued, received and is reviewing the qualified bid responses for the Buckreef Gold Project’s (the “Project”) Request For Proposal (RFP) for its mining process.

The RFP included as part of its requirements a thorough and working understanding of current laws and regulations for mining processes and operations which are located in the United Republic of Tanzania, including, but not limited to “The Mining Local Content Regulation, 2018, and compliance with this regulation. The Project is located near the Mnekezi Village, Geita District, Tanzania.

In short, the Company has accepted and is reviewing bids for work necessary for mining processes which include, but are not limited to, advising and taking an active role in final feasibility with particular emphasis on developing processing solutions for the recovery of gold. To be considered, bidders were required to offer and qualify as independent third parties to the Company for transparency, technical expertise and soundness, unbiased expertise to execute process testing, provide engineering services to develop and verify the CIL/CIP process plant proposed by the Company. Additional transparency requirements are to meet with Company’s authorized persons; engage in conversations about the process testing and project engineering; engage in discussions and respond to inquiries. Outstanding references were required and have been received among qualified bidders. A qualified bidder is required to develop Project resources and involve consultants and subcontractors to the extent authorized by the Company, and add value to the Project. Qualified bidders are also required to visit the Project site to establish equipment and infrastructure and evaluate what is available on site; identify the available feedstock and discuss representative sample requirements for further mineralogical and metallurgical testwork required to verify a required flow sheet and equipment sizing for the proposed plant. Qualified bidders are further required to assist in formulating the basis for the initial ~ tph gold processing plant, and provide engineering and consulting services for design of suitable processing plants. Qualified bidders are required to provide Engineering, Procurement and Construction Management services as appropriate to facilitate implementation of the processing plant. The foregoing are the simplified and general requirements of qualified bidders.

The Company will choose among the field of qualified bidders, an organization which will ensure the path and process forward, including team objectives, and local legal requirements. The Company will also choose an organization with a history of success and one which will be flexible in the event the understandings of the Company and bidder require supplementation in our agreement for a smooth process forward.

The Company anticipates an expeditious analysis to conclude the RFP process, and further expects to move forward from the RFP process to a master services agreement which incorporates more specific terms and requirements of the Company followed by government oversight and review in the very near future. The finalization process includes a review by the STAMICO technical team with subsequent review for clearance with the Tanzanian Mining Commission. The Company has worked with this process before and anticipates no problems or significant delays.

The Company is pleased to provide these updates on the RFP process and will advise promptly when the process is concluded.

Respectfully Submitted,

James E. Sinclair, Executive Chairman

Tanzanian Gold Corporation

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.